United States securities and exchange commission logo





                             September 23, 2021

       Theodore L. Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corporation
       311 South Wacker Drive, Suite 6400
       Chicago, Illinois 60606

                                                        Re: MCAP Acquisition
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed August 24,
2021
                                                            File No. 333-259027

       Dear Mr. Koenig:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed August 24, 2021

       Cover Page

   1. You indicate in the forepart of the proxy statement/prospectus that the business combination transaction
will consist of four different mergers. Rather than focus on the mechanics of the
business combination transaction, please explain its purpose and effect.
                                                        Similarly, please
explain in plain English the type, amount and value of the transaction consideration and the
reasons for the adjustments to the cash consideration.
       Summary of the Proxy Statement/Prospectus
       Proposal No. 1: The Business Combination Proposal, page 5

   2. In light of the number of mergers and parties to the business combination agreement, please provide diagrams
depicting the organizational structure of MCAP and
 Theodore L. Koenig
MCAP Acquisition Corporation
September 23, 2021
Page 2
         AdTheorent before and after the business combination. Include in the post-combination organization diagram of MCAP the percentage ownership of each material group of shareholders assuming both no redemptions and maximum redemptions.
3. Please summarize the Member Support Agreement and the Sponsor Support Agreement.
4. Please discuss the conditions to the business combination that there be Aggregate Cash
         Consideration of at least $140 million and Available Cash of $258.125. Consider providing a table showing the sources and uses of funding for the business combination assuming no redemptions and maximum redemptions.
5. Disclose if MCAP's Sponsor, directors, officers or their affiliates will participate in the
         PIPE investment.
Questions and Answers About the Business Combination
What vote is required to approve the Stockholder Proposals?, page 13

6. In light of the vote requirement for approval of the proposals, please discuss how the voting requirement and the various agreements for the Sponsor, executive officers and directors of MCAP, as well as certain investors who purchased 4.1 million MCAP units in the MCAP IPO, to vote in favor of the business combination make it more likely that the business combination will be approved. For example, disclose the amount and percentage of shares not subject to these voting agreements that would be required to approve the business combination proposal if all MCAP shares are present or only a quorum of
         MCAP shares are present.
What equity stake will current MCAP stockholders and AdTheorent Stockholders have in the
Post-Combination Company after the Closing?, page 14

7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities, such as warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. If you present a maximum redemption scenario here based on the maximum number of redemptions that may occur without a shortfall of cash while still satisfying the conditions to the Business
       Combination, please explain why this is appropriate when there are no limitations on the maximum
FirstName          number of redemptions.
           LastNameTheodore      L. Koenig Explain whether the conditions that
define the
       maximum
Comapany           redemption
            NameMCAP           level can
                          Acquisition    be waived or satisfied in another
manner.
                                       Corporation
8.     Please
September  23,separately
               2021 Pagedisclose
                           2       the equity ownership to be held by H.I.G.
FirstName LastName
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany 23,
September NameMCAP
              2021     Acquisition Corporation
September
Page 3    23, 2021 Page 3
FirstName LastName
Summary Historical Consolidated Financial Information of AdTheorent
Other Key Operating and Financial Performance Metrics, page 26

9. Your presentation of Revenue less Traffic Acquisition Costs (TAC) excludes certain costs incurred to execute customer campaigns. This measure appears to substitute individually tailored revenue recognition methods for those of GAAP and does not comply with
         Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of Regulation G. Please
         revise. To the extent you choose to provide a non-GAAP contribution margin measure instead, ensure that you reconcile such measure to GAAP gross profit and do not refer to it as a "revenue" non-GAAP measure. Also, ensure that you present the comparable GAAP measure with equal or greater prominence wherever you present such measure. Similar revisions should be made to your Revenue less TAC as a percentage of revenue measure.
Risks Related to AdTheorent's Business
AdTheorent may have long sales cycles..., page 41

10.      Please disclose the average length of AdTheorent   s sales cycle.
Our Proposed Certificate of Incorporation will provide..., page 73

11. Please reconcile your exclusive forum provision disclosures on pages 57 and 73.
         Specifically, please clarify which provision will be included in the Post-Combination
         Company's certificate of incorporation.
MCAP may face litigation and other risks as a result of the material weakness in its internal control over financial reporting..., page 74

12. You refer here to MCAP's material weakness in internal control over financial reporting.
         Further, we note from MCAP's March 31, 2021 Form 10-Q that management identified a material weakness in internal controls over financial reporting related to the accounting for warrants issued in connection with the company's initial public offering, which also resulted in ineffective disclosure controls and procedures as of the same date. Please include a separate risk factor addressing MCAP's identified material weakness and discuss any remediation efforts taken so far including what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. To the extent such weakness has not yet been remediated, please explain how MCAP concluded that their disclosure controls and procedures were effective as of June 30, 2021.
Unaudited Pro Forma Condensed Combined Financial Information, page 77

13. We note your discussion here of the no redemption and maximum redemption scenarios.
         Please explain further your statement that the actual results will be within the parameters described in the two scenarios, or revise as necessary. In this regard, the maximum scenario assumes only 13,742,000 shares of Class A ordinary shares are redeemed when,
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany 23,
September NameMCAP
              2021     Acquisition Corporation
September
Page 4    23, 2021 Page 4
FirstName LastName
         in fact, up to 28,208,093 shares are subject to redemption.
Note 2. Basis of Pro Forma Presentation, page 88

14. We note that your maximum redemption scenario is based on the maximum number of redemptions that may occur without a shortfall of cash while still satisfying the conditions to the Business Combination. We further note that MCAP has several alternatives to settle the cash shortfall should more than 13,742,000 public shares be redeemed. Please revise the notes to the pro forma financials to show the impact on the financial statements under the various options available to cover the cash shortfall should more than
         13,742,000 shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

15. Based on the description of pro forma balance sheet adjustments (h) and (i), it appears that the adjustments on the face of your pro forma balance sheet might be mislabeled. Please revise or advise.
16. Please revise to provide the amounts used to calculate the cash consideration and excess cash paid to existing AdTheorent Members reflected in adjustments (m) and (n). Also, revise Note 1 to provide a quantified breakdown of the aggregate transaction consideration in total and separately for cash and stock consideration.
Note 5. Earn-out, page 93

17. We note that the estimated fair values of the earn-out for AdTheorent equity holders, MCAP shares held in escrow, and amounts issuable to holders of unvested employee stock options and units were determined using a Monte Carlo simulation model. Further, you state that such values are subject to change as additional information becomes available and additional analysis are performed. Considering the amount recognized for pro forma purposes is considerably less than the potential $95.0 million earn-out consideration, please revise to include a sensitivity analysis to show how your pro forma financials might be impacted under various simulation and valuation scenarios.
         Refer to Article 11-02(a)(10) of Regulation S-X.
Proposal No. 1 - the Business Combination Proposal
The Background of the Business Combination, page 98

18. You provide disclosure about the other potential acquisition targets considered by MCAP and Monroe Capital. Please disclose when you ceased discussions with the other potential targets to focus solely on AdTheorent.
19.      Please expand your disclosure of the parties    negotiations of the
business combination and
         related agreements to discuss the terms and conditions of the final merger agreement, including the Aggregate Cash Consideration and Available Cash conditions, the
 Theodore L. Koenig
MCAP Acquisition Corporation
September 23, 2021
Page 5
         determination of the final structure of the proposed transaction and the ultimate amount and form of consideration. As part of this discussion, disclose which party proposed a
         $950 million enterprise value of AdTheorent and why MCAP proposed reducing that value to $775 million.
Certain Historical and Prospective Financial Information Provided to the MCAP Board, page
105

20. Please revise to disclose the material assumptions and estimates underlying the projected financial information and the limitations of the projections. Interests of MCAP's Directors and Officers in the Business Combination, page 108

21. Please expand the conflicts of interest discussion so that it highlights and quantifies all
         material interests in the transaction held by the Sponsor and MCAP   s
officers and
         directors and their affiliates. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Material U.S. Federal Tax Considerations of the Redemption Rights and the
Business
Combination, page 124

22. You indicate that named counsel is providing an opinion on the legal conclusions set forth in this section. However, it does not appear that counsel has opined on the material tax consequences for holders who exchange their AdTheorent Capital Stock for MCAP
         Common Stock and Post-Combination Company Warrants in the Business Combination.
         In this regard, it appears there is uncertainty as to the material tax consequences and that counsel is assuming the material tax consequence at issue -- that the Business
         Combination will be treated as a "reorganization" within the meaning of 368(a) of the
         Internal Revenue Code. If there is significant doubt about the tax consequences of the
         transaction, counsel may issue a    should    or    more likely than
not    opinion to make clear
         that the opinion is subject to a degree of uncertainty. In that event, the company should provide summary and risk factor disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Sections III.C.3 and III.C.4 of CF Staff
         Legal Bulleting No. 19.
Information About AdTheorent, page 154

23.    We note you present Adjusted EBITDA on page 155 and EBITDA on page 160 without
       presenting the related GAAP measure of net income with equal or greater prominence.
FirstName LastNameTheodore L. Koenig
       Further, you discuss the percentage increase in adjusted EBITDA without providing
Comapany   NameMCAP
       similar disclosuresAcquisition Corporation
                           for the comparable GAAP measure. Please revise.
Refer to Question
       102.10  of the Non-GAAP
September 23, 2021 Page 5          C&DIs and  Item 10(e)(1)(i)(A) of Regulation
S-K.
FirstName LastName
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany 23,
September NameMCAP
              2021     Acquisition Corporation
September
Page 6    23, 2021 Page 6
FirstName LastName
AdTheorent Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 169

24. You state that you rely on both attracting new customers and expanding current customers' usage of your platform to sustain and grow your business. Please tell us what measures you use to monitor your ability to retain and grow the usage of your existing customers and to obtain new customers. In this regard, we note you disclose active customers and high-spend clients throughout the filing. You also disclose that 69% of fiscal year 2020 revenue is generated from customers who have been with you since 2017 or earlier. If management uses these measures to evaluate your business and operations, please revise to include a quantified discussion of such metrics in M&DA for each period presented. Also, ensure you define how the metric is calculated, how management uses it, and include a discussion of any trends or fluctuations from period to period, including how such metrics impacted your revenue growth for each period presented. Refer to SEC
         Release No. 33-10751.
25. We note your discussion of digital advertising impressions, including that you had over 20 billion impressions in fiscal year 2020 and that your platform assigned predictive scores to approximately 1 million digital ad impressions per second or 87 billion per day. Please revise to address how you track these digital advertising impressions in order to support the figures disclosed. To the extent you rely on this information as a key performance measure to evaluate your business or operations, please also revise to include appropriate disclosures to this effect.
Results of Operations, page 175

26. While revenue increased only 0.5% between December 31, 2019 and 2020, we note that revenue from COVID-resistant industries increased 30% during this period. Additionally, we note revenue increased 57.8% for the six months ended June 30, 2020 compared to the same period in fiscal 2021. In an effort to balance your discussion regarding fluctuations in revenue and to provide more insight into any effect the pandemic had on revenue, please revise to quantify the negative impact that the COVID-19 pandemic had on revenue for each period presented. Additionally, clarify whether the significant increase in revenue for the periods ended June 30 was impacted by the pandemic (e.g., were 2020 quarterly revenues lower than usual due to COVID) or whether this was purely organic growth. Lastly, please provide quantification of all factors impacting revenue, both positively and negatively, for each period.
Selected Quarterly Results of Operations, page 178

27. Please revise to explain why you are presenting quarterly data for only the first two quarters of fiscal 2020 and 2021. Alternatively, consider revising to present quarterly data for all periods presented.
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany 23,
September NameMCAP
              2021     Acquisition Corporation
September
Page 7    23, 2021 Page 7
FirstName LastName
Liquidity and Capital Resources
Cash Flow Summary, page 184

28. You state that AdTheorent's accounts payable are often due on shorter cycles than its accounts receivable, requiring it to remit payments from its own funds and accept the risk of bad debt. Please disclose the typical payment terms of your customer sales. Also, tell us your days sales outstanding and days payable outstanding for each period presented, and consider disclosing such information along with a discussion of the underlying reasons for any significant changes in each measure and the impact on your liquidity.
         Refer to Item 303(a)(1) of Regulation S-K.
AdTheorent Holding Company, LLC and Subsidiaries Notes to Consolidated
Financial
Statements
3. Revenue Recognition, page F-47

29. While we note direct access revenue is a new offering and that revenue is not yet material to your financial statements, please tell us how much revenue you recorded related to this revenue stream in each period presented. Further, consider revising to address whether you expect to grow this revenue stream in the future.
General

30. Please revise to disclose the deadline for submitting shareholder proposals for inclusion in
         the registrant   s proxy statement and form of proxy for the
registrant   s next annual
         meeting, calculated in the manner provided in Rule 14a-8(e). Please also revise to disclose the date after which notice of a shareholder proposal submitted outside the processes of
         Rule 14a-8 is considered untimely. Refer to Rules 14a- 5(e)(1) and
(2).
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany 23,
September NameMCAP
              2021     Acquisition Corporation
September
Page 8    23, 2021 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Jonathan Talcott